UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 24, 2010

On June 24, 2010, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: June 24, 2010

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 24, 2010

June 24, 2010

To the Shareholders

From:	Representative Director and President
Satoshi Miura
Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

Re: Resolutions adopted at the 25th Ordinary General Meeting of Shareholders

This is a notice on the matters presented and resolved at the 25th Ordinary General Meeting of Shareholders held today.

Matters Presented:

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity, notes to consolidated financial statements and audit results of independent auditors and corporate auditors for the 25th fiscal year (from April 1, 2009 to March 31, 2010).

2.	Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statement of changes in shareholders’ equity and other net assets, and notes to non-consolidated financial statements for the 25th fiscal year (from April 1, 2009 to March 31, 2010).

The above matters were presented.

Matters Resolved:

First Item	Distribution of Retained Earnings as Dividends

It was resolved as proposed that a year-end dividend of ¥60 per share be paid.

Second Item	Election of Twelve Directors

It was resolved as proposed that the following twelve persons be elected as Directors: Messrs. Norio Wada, Satoshi Miura, Noritaka Uji, Hiroo Unoura, Kaoru Kanazawa, Yasuyoshi Katayama, Toshio Kobayashi, Hiroki Watanabe, Hiromichi Shinohara, Tetsuya Shoji, Takashi Imai and Yotaro Kobayashi. Takashi Imai and Yotaro Kobayashi are outside directors.

Notes:

1.	The above resolved items 1 and 2 were also approved by the Minister of Internal Affairs and Communications today in accordance with the Law Concerning Nippon Telegraph and Telephone Corporation, etc.

2.	At the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the following persons were elected and assumed office as follows:

	Director and Chairman:	Mr. Norio Wada
	Representative Director and President:	Mr. Satoshi Miura
	Representative Directors and Senior Executive Vice Presidents:	Mr. Noritaka Uji
Mr. Hiroo Unoura
Mr. Kaoru Kanazawa
	Executive Vice President:	Mr. Yasuyoshi Katayama

Payment for the 25th fiscal year year-end dividends

Please collect your 25th fiscal year-end dividends from your nearest Japan Post Bank branch or post office (as a bank agency) using the enclosed “Postal order for the 25th fiscal year year-end dividend” between June 25, 2010 and July 30, 2010.

Please find enclosed the “Notice of dividend” and “Confirmation of your account” for those shareholders who wish to receive payment of the dividend by transfer of funds to a financial institution designated by you and the “Notice of dividend” and “How to receive payment of the dividend” for those shareholders who wish to receive payment of the dividend according to the “dividends in proportion to the number of shares held per account” allocation method.

Please note that, beginning this year, “Notice of dividend” is also delivered to those who are collecting dividends through “Postal order for the 25th fiscal year year-end dividend.” The “Notice of dividend” confirms the amount of dividends received and can be used as reference material for tax return forms.